SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated February 1, 2021 announcing that Ferroglobe Announces Discussions with Ad Hoc Group of Noteholders and Key Financial Partners

Ferroglobe Announces Discussions with Ad Hoc Group of Noteholders and Key Financial Partners

LONDON, Feb. 1, 2021 (GLOBE NEWSWIRE) — On November 25, 2020  Ferroglobe PLC (the “Company”) entered into confidentiality agreements (the “Confidentiality Agreements”) with certain holders (the “Ad Hoc Group of Noteholders”) of the 9.375% Senior Notes due 2022 (the “Notes”) issued by the Company and Globe Specialty Metals, Inc., to facilitate discussions addressing the maturity of the Notes and the introduction of further capital to the Company. In connection with the discussions, the information contained in Exhibit A was provided to the Ad Hoc Group of Noteholders. The discussions with the Ad Hoc Group of Noteholders have been constructive and the Company is aiming to conclude them shortly. The key highlights of the potential financing arrangements being discussed between the AHG and the Company are as follows:

●	A major recapitalization of the business with $100 million of additional liquidity which guarantees sufficient funding to implement the Company’s strategic plan
o	$60 million of new super senior notes provided by existing Noteholders
o	$40 million of new equity funding
●	Significant extension of the Company’s debt maturity profile as a result of a par exchange of the Notes with new senior secured notes with a 5 year tenor
●	Equity allocation of 3.75% to all supporting holders of the Notes facilitating greater alignment of all stakeholders with management on strategy and long-term value creation

See Exhibit A for more details on the proposed transaction. The Company is negotiating with key stakeholders, including its largest shareholder Grupo Villar Mir, S.A.U., the injection of equity that is required to implement the proposed plan and is aiming to enter into a binding agreement with the Ad Hoc Group of Noteholders and equity providers reflecting the outcome of the discussions as soon as possible (although no assurance can be made that the discussions will be successful or that the new funding will be implemented).

Marco Levi, the Chief Executive Officer of Ferroglobe, commented: “Today’s announcement marks an important milestone for the Company.  The contemplated financings offer Ferroglobe a stronger balance sheet and incremental capital which, in turn, provide a sound foundation for transforming the Company.  The positive dialogue we are having with the financing parties is also an important validation of the turnaround plan we have set forth for Ferroglobe, and demonstrates the confidence of the financial community in our strategy and ability to create value for all stakeholders.  We certainly look forward to maintaining this momentum and moving swiftly towards agreeing the final terms of the proposed financings.”

Beatriz García-Cos Muntañola, the Chief Financial Officer of Ferroglobe, commented: “As we have highlighted for some time, the Company has been diligently evaluating various refinancing options to address its senior notes, alongside raising incremental capital.  We thank the efforts of the Ad Hoc Group of Noteholders, along with potential new financing partners, for their constructive dialogue of the past few months.  Collectively we are working towards a comprehensive financing that eliminates near-term refinancing risks, providing greater operational flexibility, and secures cash for the implementation of our plan.  We are focused on quickly advancing the discussion to the next phase and will provide the market with an update in due course.”

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward- looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

Investor Update February 1, 2021

Ferroglobe continues to drive operational improvement against a challenging backdrop Cost cutting initiatives have helped offset recent financial performance impacted by the ongoing market volatility For most of 2020, Ferroglobe PLC (“Ferroglobe” or the ”Company”) experienced a challenging operating backdrop; performance has been partially offset by the ongoing cost saving initiatives as well as other operational measures The business backdrop was, in part, “demand driven”, with many customers proactively curtailing capacity due to uncertainty and changing purchasing behaviour caused by COVID-19 Despite prevailing market conditions, pricing across the key products improved on the back of: i) production adjustments across the industry outpacing demand declines; ii) positive contribution of index contracts; and iii) weakening of the US Dollar versus the Euro Where possible, Ferroglobe attempted to balance production with the decrease in demand. However, contractual rigidities as well as other practical constraints meant that the Company continues to operate with a larger asset footprint than desired Since Q4 2020 the market appears to have stabilised with key pricing levels slowly rising. In time, Ferroglobe hopes to benefit from the improving backdrop, but given the ongoing uncertainty, as well as the ordinary lag in repricing contracts the Company expects a more gradual recovery over the medium term A new senior leadership team has taken swift action to navigate the current environment, focusing on greater operational flexibility and cost management In response to the well known challenges since 2019, Ferroglobe strengthened its senior leadership in 2019/2020 to help reposition the business towards profitability Since joining Ferroglobe, the new team has successfully navigated several immediate challenges presented early in their tenure: Further right-sizing of the operational footprint (which remains ongoing) to match demand Continued implementation of cost saving initiatives to support sustainable EBITDA recovery COVID-19 contingency planning and business continuity measures to preserve the business prospects in a unprecedented and uncertain environment Normalization of working capital levels Focus on cash generation and cash preservation Despite the challenging backdrop, the Company has demonstrated a dramatic improvement in performance, and expects to deliver positive Adjusted EBITDA for FY2020

A highly supportive transaction under discussion that provides the necessary ingredients of both time and capital to pursue Ferroglobe’s strategic plan New strategic plan will accelerate a return to profitability and ensures competitiveness through the cycle A third-party consultant has been engaged throughout 2020 to facilitate a critical assessment of our markets and benchmark the competitiveness for Ferroglobe across its products and geographies Collectively, Ferroglobe and its advisers have identified a number of operational, procedural, and financial value drivers across various functional areas which management expects will unlock significant value The critical driver of profitability rests on the ability to improve Ferroglobe’s operational footprint whilst retaining sufficient flexibility to increase production in response to favourable demand In parallel, management will continue to drive organizational change through the adoption of best practices and a cohesive internal culture At full realization of the strategic plan in 2024, the Company expects an incremental run-rate Adjusted EBITDA amounting to $180m (pages 17 – 18) A meaningful investment is required to unlock the potential of Ferroglobe which would be included as part of the balance sheet strengthening described below. Notwithstanding the proposed new investment and recent encouraging performance, the global pandemic continues to create uncertainty for the business and management is satisfied that through the contemplated transaction operations will remain robust c.70% of Ferroglobe’s unsecured noteholders have indicated their support for the strategic plan Group”), have had constructive discussions in relation to a transaction which, if implemented, is anticipated to include: An extension of its $350m SUNs to December 2025 (from March 2022) A major recapitalization of the business with $100m of additional liquidity (including a new equity issuance) which guarantees sufficient funding to implement the strategic plan An equity allocation of 3.75% to all supporting holders of the SUNs1 The Company is negotiating with key stakeholders the injection of equity that is required to implement the proposed plan and is aiming to enter into a binding agreement with the Ad Hoc Noteholders and equity providers reflecting the outcome of the discussions as soon as possible In parallel, management is delighted to announce that the Company has successfully completed the refinancing of its securitization program through a non-recourse / bankruptcy remote factoring program which will further enhance and normalize working capital within the business Please refer to the Group's announcement “Ferroglobe Announces Discussions with Ad Hoc Group of Noteholders and Key Financial Partners” (the “Announcement”) available on the Group’s website, for further information and to the Disclaimer at the end of this presentation

The transaction being discussed would consist of a maturity extension of the SUNs until December 2025 and $100m new money to support the implementation of the strategic plan The stage is set for Ferroglobe’s recovery Item Agreed Terms Description Amended Notes Total Quantum $350m SUNs exchanged for new secured debt supported by a robust security package Interest 9.375% No incremental cost to the Company Maturity Extension 2025 3 year extension / 5 years to maturity providing runway for recovery Consent Fee Up to 1% cash and 3.75% post-Transaction equity Fee payable to consenting SUN holders1 New Capital Total Quantum including: $100m To support current business needs and recovery post-COVID including reinvestment in the business 1) New Equity $40m Fully backed rights or warrants issue (if implemented) Open to all shareholders 2) New Debt $60m Super senior debt raise Backstopped by Ad Hoc Group Open to all SUN holders Given the challenging (but improving) business environment persistent in the silicon-and manganese-based alloys markets since 2019, and further precipitated by the current COVID crisis, the proposed transaction would be structured to achieve a number of fundamental strategic aims: Eliminate the near-term refinancing risk in 2022 by extending the debt to 2025 Provide $100m of aggregate new capital to support the implementation of the strategic plan Reaffirm Ad Hoc Group commitment to the long-term success of the business Improved security package to ensure minimal business disruption in any worst-than-expected downside scenario where a future restructuring is required Strengthened management team would have all the key ingredients (time, capital and a validated strategic plan) to drive business success

The transaction being discussed would provide Ferroglobe with the necessary ingredients of both time and capital to pursue the strategic plan Maturity profile pre-and post-transaction ($m)Ownership evolution pre-and post-transaction SUNs / Amended NotesNew Debt Existing Shareholders and New Equity ProvidersConsenting SUN Holders1 96.25% 3.75% 100% > 3 years for market recovery & strategic plan implementation 2021 2022 2023 2024 2026 2025 350 60 350

For further information please contact any of the advisors below Arjun Malhotra Vice President Telephone: +44 20 7747 2748 AMalhotra@HL.com Deal Team FoxHL@HL.com Rohan Choudhary Managing Director Telephone: +44 20 7634 3660 Rohan.Choudhary@moelis.com Ted Afxentiou Vice President Telephone: +44 20 7634 3569 Ted.Afxentiou@moelis.com Deal Team Project_Fox_Ext@moelis.com

I CURRENT ENVIRONMENT

Impact of COVID-19 on 2020 performance

Impact of COVID-19

1 Silicon metal

- Stage was set for a gradual recovery in 2020; COVID-19 has created a delay in this recovery
- Gradual decline in index prices throughout 2020 as the slowdown in demand outpaced capacity curtailments. However, encouraging improvements in pricing seen in Q4 2020 are expected to provide helpful tailwinds which should begin to benefit the Company towards the end of 2021
  - Aluminium demand impacted by sluggish auto industry globally, but beginning to pick up
  - Chemical demand was strong at the beginning of 2020 but has since slowed down
  - Photovoltaic industry remains weak
- Silicon metal volumes decreased by 12% based on our latest forecast for 2020 versus 2019, while average selling prices decreased by 2% over the same period
- During 2020 the U.S. index price for silicon metal decreased by 9.7% versus 2019. During the same period European index pricing increased by 5.2%

2 Silicon-based alloys

- Ferrosilicon demand adversely impacted by the decline in steel production for most of 2020
- Slow down in foundry business due to weak auto industry in the U.S. and Europe, particularly during periods of lockdown. Demand has bottomed out; pick-up in demand going into 2021
- Silicon-based alloy volumes decreased by 35% based on our latest forecast for 2020 versus 2019, while average selling prices decreased by 2% over the same period
- The U.S. and European index pricing for ferrosilicon decreased 4.3% and 1.3%, respectively, during 2020

3 Manganese-based alloys

- Weaker demand as global steel production declined
- Industry wide capacity cuts helped stabilize alloy pricing
- Slowdown in China at the onset of COVID-19 resulted in a surplus of ore and drove down ore prices leading to a positive impact on EBITDA
- Manganese-based alloy volumes decreased by 35% based on our latest forecast for 2020 versus 2019, while average selling prices decreased by 10% over the same period.
- In 2020 European index pricing for ferromanganese (75% HC) decreased by 7.9% and the index pricing for silicomanganese (65%) decreased 4.1%, versus 2019

COVID-19 mitigating actions

- The Company assembled a crisis management team which convened daily to discuss employee safety, operations, suppliers and customer activity
- Management implemented a series of mitigating actions to best position the Company's operations for the COVID-19 outbreak:
  - Additional health and safety equipment secured for all plants
  - Infrastructure created to enable additional personnel to work remotely
  - Plans were developed to ensure plants could operate at usual capacity
  - Teams were segmented at furnace and floor levels to allow for rapid isolation if necessary
- Management were quick to receive assurances from key suppliers of their ability to meet their obligations
- Discussions took place with customers to ensure we could flex our operational plan should customer needs change
- Rightsizing of operational footprint and focus on overhead reduction at both plant and corporate levels
- Continued emphasis on Key Technical Measures ("KTM") program to drive efficiencies and lower production cost

7

EBITDA bridge from 2019 to 2020 – Ferroglobe has managed to successfully navigate through 2020 and the COVID-19 crisis

Adj. EBITDA bridge from FY19 to FY20 ($m)



(37)
(418)
(10)
(14)
512
33
2019 [1]
Adj. EBITDA
Volume [2]
(SiMe, FeSi, FeMn)
Price [3]
(SiMe, FeSi, FeMn)
Byproduct
& Other Revenue
Cost
2020 [1]
Adj. EBITDA

Commentary

- Reduction in shipment volumes from 926,077 metric tons in 2019 to ~657,760 metric tons in 2020 across silicon metal, silicon-based alloys, and manganese-based alloys due to challenging operating backdrop
- Slight contraction in average realized price across silicon metal, silicon-based alloys, and manganese-based alloys from $1,557/mt in 2019 to $1,547/mt
- Volumes reduction offset with variable cost reduction as well as continued cost saving through operational changes and reduction in overhead costs
- Reduction in corporate expenses mainly driven by discretionary spending consultant fees

Source: Company information, management forecasts. Preliminary company estimates, subject to external auditor sign-off

Notes: (1) Represents adjusted EBITDA for the period, (2) Impact of 2020 volumes assuming 2019 prices, (3) Impact of 2020 prices assuming 2019 volumes; (4) Including costs considered as recurring for accounted purposes but non-recurring from an operational perspective (2019: $27m; 2020: $6m)

8

EBITDA bridge from Q3 2020 to Q4 2020 – despite a challenging Q4, the Company remained EBITDA positive for the full year 2020

Adj. EBITDA bridge from Q3 to Q4 FY20 ($m)



22
4
(3)
2
(7)
(10)
4
(7)
6
Q3 FY20A Adjusted EBITDA
Volume
Price
Cost
Incidental Energy Costs
Other Non-cash[2] Charges
Head Offices
Non-core Business[3]
Q4 FY20E Adjusted EBITDA

Commentary

- Increase in shipment volumes from c.147,644 metric tons in Q3 FY20A to c.179,486 across main products[1] primarily driven by slightly stronger demand across ferromanganese, silicomanganese, and foundry products
- Slight contraction in average realized price across main products[1] from $1,590/mt in Q3 FY20A to $1,538/mt in Q4 FY20A due primarily driven by price reduction in calcium silicon alloys and foundry of c.4-5% vs. Q3 FY20A
- Reduction in corporate expenses mainly driven by discretionary spending consultant fees
- Costs impacted by increased cost in relation to energy and earn-out provisions partially due to reduced production in December, with manganese, ferromanganese and silicomanganese witnessing most material increases partially counterbalanced by reduction in calcium silicon and ferrosilicon costs

Source: Company information, management forecasts. Preliminary company estimates, subject to external auditor sign-off

Notes: (1) Main products includes silicon metal, silicon-based alloys, and manganese-based alloys (2) Predominantly related to earn-out provisions (3) Related to non-core R&D projects

9

Liquidity remained robust as a result of Management's actions

Cash Balance Evolution ($m)



Minimum Cash
Covid-19 Headroom
Total Cash Balance
Restricted Cash
Reduction mainly driven by the refinancing of the securitization program resulting in pro-forma net debt of c.$391m as at Q4 2020
144.5[1]
153.2[2]
147.4[3]
123.9[4]
COVID-19 headroom
Target minimum operating cash $90-110m
28.2
28.4
28.6
28.6
Restricted cash[5]
Q1-20
Q2-20
Q3-20
Q4-20

Commentary

- During 2020 the Company took a number of steps preserve liquidity. These measures included;
  - Capex spending scaled in line with operational curtailments. Focusing on items critical to Health, Safety, Environment and maintenance projects
  - Renegotiation of supplier payment terms
  - Efforts to improve working capital driven by operational adjustments and increased efficiencies particular focus given to inventory reductions
  - Increased oversight a limitation on discretionary spending
  - Sale of unused CO_2 emission rights
- Additionally, the Company accessed €4.3m of COVID-19 Government backed funding in France
- Q4 reduction in cash balance was primarily driven by reduction in restricted cash under the old securitization facility, which the company could only use to buy receivables eligible under the old securitization programme. A combination of cash released through the refinancing as well as cash on the balance sheet were used to (i) transition between the newly issued facility and the previous facility and (ii) cover any related costs and expenses. The refinancing released previously restricted cash related to the previous program[6]

Source: Company information, management forecasts. Preliminary company estimates, subject to external auditor sign-off.

Notes: (1) Unrestricted cash of $78m, $39m of the securitization program, and non-current restricted cash and cash equivalents of $28m (2) Unrestricted cash of $86m, $39m of the securitization program, and non-current restricted cash and cash equivalents of $28m (3) Unrestricted cash of $78m, $41m of the securitization program, and non-current restricted cash and cash equivalents of $29m (4) Estimated unrestricted cash of $95m and non-current restricted cash and cash equivalents of $29m (no cash related to securitization programme following its refinancing); (5) In Q1, Q2 and Q3 excludes cash in the securitization program that was not available to the Company; (6) As of 30 September 2020, c.$41m of cash was held in the previous European A/R securitization program

10

II KEY DRIVERS FOR VALUE RECOVERY

Current market themes that underpin the anticipated recovery 1 Silicon metal Inventory levels throughout the value chain appeared light prior to COVID‐19 Recovery of EU and US auto manufacturing towards pre-COVID levels will help drive demand in the aluminum segment The chemicals sector slowdown seen in 2020 is not expected to be long‐lived and we expect a gradual rebuild of inventory stock Since the turn of the year index pricing levels have started to recover, although this improvement will take time to benefit Ferroglobe’s bottom line as contracts reprice in the normal course of business Pick up in Chinese activity resulting in greater consumption of Chinese production of silicon metal continuing the recent trend of lower export to the Western world EU customers reducing reliance on Chinese product Continued benefit of decreased exports from China due to environmental and financial reform; further aided by trade protections (primarily in the US) 2 Silicon-based alloys Positive post‐COVID‐19 economic growth European tariffs harmonizing with tariffs in other geographies Discipline amongst producers to avoid quick restarts of recently idled capacity No significant capacity additions during the coming years is expected Stability in steel demand as COVID‐19 fades Reduced exports as producers scale back production 3 Manganese-based alloys Stability in steel demand globally following a period of softening demand and plant closures Curtailments in alloys production outpacing steel production cuts, providing solid footing base for alloys pricing Improvement in spread as alloy prices increase marginally and ore prices remain at lower levels

Business Plan Assumptions and Preparation Basis of preparation All financial information is presented in US Dollars ($) with a financial year end at 31 December Projected financial information is based on the 5 year Business Plan (2020E – 2024E) The 5 year Business Plan has been prepared with Management’s view on the market / company outlook as of November 2020, using spot pricing in addition to Management’s estimates of forward-looking performance Given the contractual nature of the business operations, the Company will continue to reprice future contracts in response to market pricing but management continues to take a cautious stance on any benefits until relevant contracts are renegotiated 2021E figures have been split out on a quarterly basis, with the remaining forecast years on an annual basis Core volume and pricing assumptions 2021 based on: Latest contracted volumes Prudent view on pricing improvements in 2021 given ongoing macro uncertainty Going forward, volume and pricing assumptions based on CRU forecasts Core cost assumptions Energy costs have been forecast at a regional level based on ongoing contracts already in place with energy suppliers Inflation assumptions are made on a regional basis Capex & working capital Ramp up to long run sustainable capex levels by 2022 Net investment in working capital to gradually reach normalized levels of 23% of sales by 2022 No acquisition or divestment assumed over the forecasted period Reflect impact of the strategic plan – see slides 15 and 16 for further details

The next stage in Ferroglobe's recovery is in two phases: the return of core volumes (expected 2021), and ultimately price recovery (2022 onwards)

2021 business recovery initially relies on the return of core volumes which continue to be under pressure in the current macro environment.
Price improvement in later years drives profit

Saleable tons ('000 tons)


In Q1'18 Ferroglobe completed the acquisition of Gencore's manganese alloys plants in Moi I Rana (Norway) and Dunkirk (France)
961
264
324
373
909
270
298
341
883
274
283
326
1,089
424
312
353
926
392
295
238
658
255
193
209
755
893
917
932
376
274
282
FY15A
FY16A
FY17A
FY18A
FY19A
FY20E
FY21E
FY22E
FY23E
FY24E
Silicon Metal
Silicon-Based Alloys
Manganese-Based Alloys
CAGR
'19-'24
0%
-1%
-1%
+3%

Average sale price ($/mt)[1 2]


2,713
2,201
2,270
2,647
2,256
2,219
2,198
2,588
1,887
1,530
1,765
1,870
1,557
1,547
1,545
1,686
1,792
1,839
1,668
1,400
1,608
1,845
1,547
1,514
1,568
1,724
986
826
1,327
1,244
1,140
1,021
1,018
1,360
FY15A
FY16A
FY17A
FY18A
FY19A
FY20E
FY21E
FY22E
FY23E
FY24E
Silicon Metal
Silicon-Based Alloys
Manganese-Based Alloys
Average Selling Price
CAGR
'19-'24
+3%
+2%
+4%

Source: Company information, management forecasts. 2020 figures are preliminary company estimates, subject to external auditor sign-off
Notes: (1) Silicon metal and Mn-based alloys pricing: 2021-2024 (CRU forecast) (2) Silicon-based alloys pricing: 2021-2024 (management forecast)

Commentary

Silicon Metal

- End market recovery
  - Recovering market share as a result of commercial excellence
  - Chemical sector demand recovery imminent following few years of destocking
  - Automotive demand to remain under pressure in the near term but gradually recovering (growth of EV, particularly in Europe)
- Return of orders by key customers
  - Backlash following the trade case; relationship amended and orders are picking up again (at least 25,000 tons rebound)

Silicon-based Alloys & Manganese-based Alloys

- Relative steel production levels (pre-COVID-19) remain near recent highs
  - COVID-19 related capacity curtailments expected to restart (based on conversations with top customers)
- Cutbacks in Ferroglobe's production is the result of operational rightsizing and lower market demand
  - Operational right-sizing and working capital management have resulted in a sales declines in 2020
  - Lower demand stemming mainly from the steel industry has contributed to the reduced production levels
- Increased penetration into certain products such as foundry

14

Profitability expected to benefit from increasing revenue due to gradual pricing and volume recovery and improving cost structure

Total Revenue ($m)



In Q1'18 Ferroglobe completed the acquisition of Gencore's manganese alloys plants in Moi I Rana (Norway) and Dunkirk (France)
1,317
1,576
1,732
2,242
1,603
1,161
1,917
FY15A
FY16A
FY17A
FY18A
FY19A
FY20E
FY24E
CAGR
'19-'24
+4%

Total Operating Costs[1] / Total Revenue (%)



92%
30%
62%
102%
36%
66%
90%
30%
60%
90%
25%
65%
103%
28%
75%
98%
16%
23%
59%
75%
3%
20%
52%
FY15A
FY16A
FY17A
FY18A
FY19A
FY20E
FY24E
Variable Cost
Fixed Cost
Other Cost[1]
Other Cost[2]
Change
'19-'24
-28%

Commentary

Revenues

- Gradual recovery anticipated across key products from floor levels following COVID
- Rightsizing of operations to ensure smaller but more competitive and profitable footprint
- Increased focus on commercial strategy by improving overall cost competitiveness

Operating Costs

- Improvements in plant efficiency particularly through our KTM program will drive down variable costs by focusing on the manufacturing process and seeking further efficiencies from raw materials
- Reductions in corporate overhead costs will be achieved by harmonizing the levels of management and support staff at headquarters
- A premier consulting firm has been hired to oversee the implementation of the above measures, with remuneration linked to performance
- Tighter control over expenses relating to external service providers will be a factor in reducing costs at both plant and corporate level
- We expect that centralizing procurement we will capture long term cost savings across Logistical services, External labour, PP&E, Consumables, Facility management and Product packaging

Source: Company information, management forecasts. 2020 figures are preliminary company estimates, subject to external auditor sign-off

Notes: (1) Includes variable and fixed costs, corporate overheads and other operating costs; (2) Other cost includes the total net impact of the operational enhancement initiatives identified in the strategic plan

15

Capex is expected to recover to sustainable levels, and working capital should remain in line with prior years

Capex spending the past few years has been focused on critical maintenance, and safety and environmental requirements without any deterioration to asset level performance. The Company plan on reverting back to historical levels to support larger projects / replacements

Capital expenditures ($m)



Ferroglobe has been proactively managing its capex given the overall challenging market conditions
26
40
75
75
75
FY20E
FY21E
FY22E
FY23E
FY24E

Commentary

- Ample capacity to support reduced capex over the near-term. Idling of Niagara and Selma supports the reduced need for capex in FY20
- Normalised historic capex of c.$75m over the business plan, with capex forecasted to return to temporarily higher-than normal levels to compensate for the risk of any capex shortfall in the near-term and with a rotation of major projects based on priority
- Key focus has centered on essential Environmental, Health & Safety needs and plant level maintenance with little new investment for growth, which the Company estimates to be an ongoing c.$40m per annum capex need

Working capital / Total Revenue (%)



Changes in NWC
134[1]
49
(12)
(25)
(14)
29.9%
16.8%
27.0%
(13.9%)
21.8%
13.8%
20.2%
(12.2%)
18.1%
12.6%
15.6%
(10.1%)
18.1%
12.7%
15.2%
(9.9%)
18.2%
12.8%
15.4%
(10.0%)
FY20E
FY21E
FY22E
FY23E
FY24E
Inventory
AR
AP
Total

Commentary

- Working capital evolution expected to be in line with market recovery
- Inventory levels required expected to increase as new facilities are switched on, driven by both increase in finished good stocks as well as increased levels of raw material inventories
- Accounts receivable to increase slightly in the near-term given the recent set up of the accounts receivable securitisation facility
- Medium-term reduction in accounts receivables and inventory days through the review of payment terms, methods, and provisions undertaken as part of the strategic plan
- Increase in account payables in line with the production increase as idle facilities come back to work

16

Source: Company information, management forecasts. 2020 figures are preliminary company estimates, subject to external auditor sign-off

Notes: (1) Change in NWC reflects non-cash fluctuations reported in Q1-Q3 2020 working capital balances. FY20E estimated cash impact from changes in working capital of $124m

Strategic plan to be implemented with the consultants’ support Corporate Vision Strategic Objective Fundamentally change Ferroglobe to become more financially and operationally competitive in a global environment which has changed since the creation of the Company Aims to achieve a baseline of EBITDA through the cycle which is critical given the inherent cyclicality of the business Over the next 4 years: increase baseline Adj. EBITDA by c.$180m1 improve cash position by c.$70m2 Targets Growth Engines – Leverage strong market penetration in Europe and North America to ensure scale Grow the core B• Products Expand position in specialty and refined products in silicon, ferrosilicon and mn-alloys Increase collaboration with customers to provide tailor solutions C• Customers Deepen strategic relationships Increase presence in niche value accounts with high-margin Walk away from business where economics are not supported

Identified initiatives to deliver up to c.$180m incremental EBITDA New management has worked closely with the third-party consultant and identified a number of operational enhancement opportunities that could release significant value over the Business Plan horizon. The bulk of the investment related to strategic plan initiatives are related to items 1 (c.75%) and 3 and expected to occur in 2021 The strategic plan would be fully funded by the potential new money investment

The combination of market recovery and strategic plan implementation will enable solid operating cash generation as the business grows

2020-2024 Cash Flow Forecast ($m)

	2020	2021	2022	2023	2024
Summary Cash Flow					
Adjusted EBITDA	33	118	348	470	483
Non-recurring Items	(40)	(127)	(4)	(5)	(5)
o/w related to Strategic Plan	--	(101)	(4)	(5)	(5)
o/w related to Transaction Costs	--	(26)	--	--	--
o/w Other	(40)	--	--	--	--
ΔNWC	124	49	(12)	(25)	(14)
Cash Tax	13	--	(14)	(37)	(46)
Other	23	--	--	--	--
Operating CF	**153**	**39**	**318**	**403**	**419**
Capex	(23)	(40)	(75)	(75)	(75)
Divestments	--	--	--	--	--
Investing CF	**(23)**	**(40)**	**(75)**	**(75)**	**(75)**
Interest Paid	(40)	(40)	(42)	(42)	(42)
Net Debt Issued	54	60	--	--	--
Debt Repayment	(141)	(0)	--	(6)	(6)
Change in Lease Liability	(2)	(9)	(9)	(9)	(9)
Equity Raise	--	40	--	--	--
Financing CF	**(129)**	**51**	**(51)**	**(58)**	**(57)**
Net CF	**1**	**50**	**192**	**271**	**286**
Net Debt[3]	**391**	**400**	**208**	**(70)**	**(368)**

Source: Company information, management forecasts. 2020 figures are preliminary company estimates, subject to external auditor sign-off

Notes:

(1) Including costs considered as recurring for accounted purposes but non-recurring from an operational perspective ($6m)

(2) Timing for first coupon payment on new money and reinstated notes subject to negotiations and assumed for illustrative purposes in Q4 2021

(3) Includes finance leases & other bank loans, new senior secured financing, north American ABL, Reindus facility, factoring facility, SUNs, other government loans, accrued coupon and debt issuance costs

Commentary

2020

- EBITDA recovery is supported by reduced corporate overhead costs, which continue to decrease in 2021
- WC release is mainly driven by reduction in Accounts Receivable and overall decrease in inventory levels
- Net debt issued mainly relates to the issuance of the factoring facility ($49m) and COVID assistance loans by governments in France and Canada
- Debt repayment includes a reduction in the senior loan of the securitization program ($66m), the repayment of the full securitization facility ($65m) and a partial pay down of the ABL

2021

- While the Company sees potential for a favorable tariff environment in certain key jurisdictions, the business plan does not assume any benefit as the timing and quantification of the impact is uncertain
- Non-recurring costs include estimated transaction costs of $26m comprised of fees to noteholders and advisory costs
- 2021 WC release driven by opportunities identified as part of the strategic plan
- Other does not assume any incremental sale/purchase of CO_2 rights in 2021
- Positive financing inflows would comprise $60m new bond and $40m equity raise
- Per agreement with the Spanish government, Reindus loan repayment is starting in 2023 with amortisation of $6m p.a.

19

Recovery expected for 2021 despite projected operational headwinds



Adj. EBITDA bridge from FY20E to FY21E ($m)
Initial business recovery driven by core volume improvement
33
150
(1)
55
(168)
Strategic plan foresees $101m of implementation costs to be incurred in 2021 and $55m EBITDA benefit expected to be achieved in the same year
(46)
(26)
121
118
2020 Adj. EBITDA
Volume (SiMe, FeSi, FeMn)
Price (SiMe, FeSi, FeMn)
Byproduct & Other Revenue
Cost Pre-Strategic Plan
Net Impact of Strategic Plan
Transaction Costs
Non Recurring Items Adjustment
2021 Adj. EBITDA

Commentary

- Volumes impact (calculated assuming 2020 pricing kept flat) shows a strong recovery in shipment volumes across silicon metal, silicon-based alloys, and manganese-based alloys driven by:
  - Increased silicon-based aluminum consumption following improvement in car sales
  - Steel plants restarting production and improving asset utilization to pre-COVID levels
- Pricing impact (calculated assuming 2020 volumes kept flat) results in a marginal decline compared to 2020 due to most products sales being already contracted:
  - SiMe - Contracted: c.70% annual (Chemical), 25% quarterly (Aluminum) and 5% spot
  - FeSi - Contracted: 40% annual, 60% spot. Annual volumes are linked more to indexes (CRU)
  - Mn - Contracted: 60% annual, 40% spot. Annual volumes are linked more to indexes
- Expected headwinds impacting cost and competitiveness in the market due to:
  - Foreign exchange, with strong EUR vs USD and weak BRL/NOK vs USD, driving an aggressive market approach from Brazil/ Norway in the EU
  - Uncertainty over 232 tariffs in the US
- Estimated transaction costs related to implementation of the potential transaction and including advisory costs and transaction related fees are included in non-recurring items adjustments. Other non-recurring items adjustments comprised of $101m strategic plan impact

Source: Company information, management forecasts. 2020 figures are preliminary company estimates, subject to external auditor sign-off

Notes: (1) EBITDA ("Base Case EBITDA") of $63m does not include $46m net impact of strategic plan and $26m transaction costs; (2) Including costs considered as recurring for accounting purposes but non-recurring from an operational perspective (2020: $6m; 2021: $127m)

20

Liquidity profile through 2021 – Company expects to maintain a stable liquidity position through FY 2021

Cash Balance Evolution ($m)



Minimum Cash
Covid-19 Headroom
Total Cash Balance
Restricted Cash
Assumes $40m new money contribution
Assumes $60m net proceeds less transaction costs
146.0
199.8
184.5 [2]
174.2
COVID-19 headroom
Target minimum operating cash $90-110m
Restricted cash
28.6
28.6
22.5
22.5
Q1-21
Q2-21
Q3-21
Q4-21

Commentary

- Base case liquidity pre-new money is expected to remain largely stable throughout FY21 at c.$100m on the back of the pick-up in volumes, working capital and capex management. Additional liquidity cushion achieved through the New Money raise, if implemented, is expected to bring the annual average cash balance to c.$180m[1], significantly above minimum operating cash need of c.$100m
- The liquidity assumes $100m total new money; $40m to be contributed in Q1 2021 and the remaining net $60m in Q2 2021

Source: Company information, management forecasts.
Notes: (1) Annual average cash balance of $180m calculated as the average of the estimated quarterly ending balances; (2) Assumes transaction fees are paid upon closing (assumed in Q3 2021)

21

Liquidity profile through 2021 – gradual recovery in operating cashflows expected on the back of market improvement and launch of strategic plan

2021 Quarterly Cash Flow Forecast ($m)

	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Summary Cash Flow				
Adjusted EBITDA	14	26	37	41
Nonrecurring Items	(14)	(31)	(51)	(31)
o/w related to Strategic Plan	(11)	(28)	(32)	(31)
o/w related to Transaction Costs	(3)	(3)	(19)[1]	--
ΔNWC	12	12	12	12
Operating CF	12	7	(2)	22
Capex	(10)	(10)	(10)	(10)
Investing CF	(10)	(10)	(10)	(10)
Interest Paid	(17)	(1)	(1)	(20)
Net Debt Issued	--	60	--	--
Debt Repayment	(0)	--	(0)	(0)
Change in Lease Liability	(2)	(2)	(2)	(2)
Equity Raise	40	--	--	--
Financing CF	20	57	(3)	(23)
Net CF	22	54	(15)	(10)
Net Debt[2]	368	374	390	400

Commentary

- Increased demand in the silicon metal end markets, mainly chemicals and auto manufacturing, as a result of the light inventory levels recorded prior to the global pandemic
    - No significant capacity additions expected and harmonization of tariffs to support recovery in the silicon-based alloys market
    - Curtailments in alloys production outpacing steel production cuts, providing solid footing base for manganese-base alloys
- Over the course of 2021, the Company expects net working capital release of $49m, supported amongst other measures, by disposal of idled plant inventory foreseen under the strategic plan and improvement of customers' payment terms
- Capex spending will follow the business improvement through the year amounting to a total investment of $40m
- Liquidity headwinds arising mainly from foreign exchange headwinds and uncertainty over tariffs

Source: Company information, management forecasts.

Notes: (1) Assumes transaction fees are paid upon closing (assumed in Q3 2021); (2) Includes finance leases & other bank loans, new senior secured financing, north American ABL, Reindus facility, factoring facility, SUNs, other government loans, accrued coupon and debt issuance costs

22

Ferroglobe targets c.60% net cash flow conversion once fully ramped up 2.8% 20.4% 25.4% 25.2% 8.6% Margin Base Case EBITDA (non-Adjusted) Net Impact of Strategic Plan Transaction Costs Adjusted EBITDA equal to: $127m non-recurring items + $63m Base Case EBITDA less $46m net impact of strategic plan and $26m transaction costs 118 33 348 (7) (46) (26) 63 225 305 299 119 173 166 Net Cash Flow Conversion FY20EFY21EFY22EFY23EFY24E n.m. n.m. 55.9% 58.3% 59.8% 286 192 50 1 FY20EFY21EFY22EFY23EFY24E Source:Company information, management forecasts. 2020 figures are preliminary company estimates, subject to external auditor sign-off23 Notes:(1) Net Cash Flow Conversion defined as Net Cash Flow / EBITDA

APPENDIX

Proposed terms of Amended Notes The table below exhibits the proposed terms of the Amended Notes that are still subject to final negotiations 25

Proposed terms of New Debt The table below exhibits the proposed terms of the New Debt that are still subject to final negotiations

Disclaimers This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward-looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to Ferroglobe are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

Ferroglobe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)